Prospectus

May 1, 2011	T. Rowe Price
International Stock Portfolio

A stock fund seeking long-term capital growth through investments in non-U.S. companies.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

1	Summary

Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the Federal Deposit Insurance Corporation, Federal Reserve, or any other government agency, and are subject to investment risks, including possible loss of the principal amount invested.

International Stock Portfolio 1
2	T. Rowe Price Account Information
Pricing Shares and Receiving Sale Proceeds 4 Rights Reserved by the Funds 6 Dividends and Other Distributions 6
3	More About the Fund
Organization and Management 8 More Information About the Fund and Its Investment Risks 9 Investment Policies and Practices 11 Disclosure of Fund Portfolio Information 14 Financial Highlights 15

SUMMARY

Investment Objective

The fund seeks long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. There may be additional expenses that apply as described in your insurance contract prospectus.

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.05%

Other expenses	0.00%

Total annual fund operating expenses	1.05%

Example   This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$107	$334	$579	$1,283

Portfolio Turnover   The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance. During the most recent fiscal year, the fund’s portfolio turnover rate was 57.4% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies  The fund expects to invest substantially all of its assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world. The fund may purchase the stocks of companies of any size, but its focus will typically be on large-sized companies and, to a lesser extent, medium-sized companies. Normally, at least 80% of the fund’s net assets (including any borrowings for investment purposes) will be invested in stocks.

While the fund invests with an awareness of the global economic backdrop and the outlook for industry sectors and individual countries, bottom-up stock selection is the focus of our decision-making. Country allocation is driven largely by stock selection, though we may limit investments in markets that appear to have poor overall prospects.

Security selection reflects a growth style. The fund relies on a global team of investment analysts dedicated to in-depth fundamental research in an effort to identify companies capable of achieving and sustaining above-average, long-term earnings growth. We seek to purchase stocks of such companies at reasonable prices in relation to present or anticipated earnings, cash flow, or book value.

In selecting investments, the fund generally favors companies with one or more of the following characteristics:

•     leading or improving market position;

•     attractive business niche;

•     attractive or improving franchise or industry position;

•     seasoned management;

•     stable or improving earnings and/or cash flow; and

•     sound or improving balance sheet.

The fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Principal Risks   As with any mutual fund, there is no guarantee that the fund will achieve its objective. The fund’s share price fluctuates, which means you could lose money by investing in the fund. The principal risks of investing in this fund are summarized as follows:

T. Rowe Price	2

Active management risk  The fund is subject to the risk that the investment adviser’s judgments about the attractiveness, value, or potential appreciation of the fund’s investments may prove to be incorrect. If the securities selected and strategies employed by the fund fail to produce the intended results, the fund could underperform other funds with similar objectives and investment strategies.

Risks of stock investing   Stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The value of a stock in which the fund invests may decline due to general weakness in the stock market or because of factors that affect a company or a particular industry.

Foreign investing risk   Investing in the securities of non-U.S. companies involves special risks not typically associated with investing in U.S. companies. Foreign securities tend to be more volatile and less liquid than investments in U.S. securities, and may lose value because of adverse political, social or economic developments overseas or due to changes in the exchange rates between foreign currencies and the U.S. dollar. In addition, foreign investments are subject to settlement practices, and regulatory and financial reporting standards, that differ from those of the U.S. These risks are heightened for the fund’s investments in emerging markets.

Investment style risk   Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment. The fund’s growth approach to investing could cause it to underperform other stock funds that employ a different investment style. Growth stocks tend to be more volatile than value stocks and their prices usually fluctuate more dramatically than the overall stock market. A stock with growth characteristics can have sharp price declines due to decreases in current or expected earnings and may lack dividends that can help cushion its share price in a declining market.

Performance   The bar chart showing calendar year returns and the average annual total returns table indicate risk by illustrating how much returns can differ from one year to the next and how fund performance compares with that of a comparable market index. The fund’s past performance is not necessarily an indication of future performance.

The fund can also experience short-term performance swings, as shown by the best and worst calendar quarter returns during the years depicted.

Average Annual Total Returns
	Periods ended
	December 31, 2010
	1 Year	5 Years	10 Years
International Stock Portfolio	14.46%	3.79%	2.81%
MSCI All Country World Ex-USA Index	11.60	5.29	5.97
Lipper Variable Annuity Underlying International Growth Funds Average	14.17	4.17	4.04

Updated performance information is available through troweprice.com or may be obtained by calling
 1-800-469- 6587.

Management

Investment Adviser   T.

Summary	3

Rowe Price Associates, Inc. (T. Rowe Price )

Investment Sub-adviser  T. Rowe Price International Ltd (T. Rowe Price International)

Portfolio Manager	Title	Managed Fund Since	Joined Investment Adviser
Robert W. Smith	Chairman of Investment Advisory Committee	2007	1992

Purchase and Sale of Fund Shares

The fund does not require a minimum amount for initial or subsequent purchases, although your insurance company may impose investment minimums.

You may purchase, redeem, or exchange shares of the fund on any day the New York Stock Exchange is open for business. You must purchase, redeem, and exchange shares through your insurance company.

Tax Information

Any dividends or capital gains are declared and paid annually, usually in December. Fund distributions may be taxed as ordinary income or capital gains, unless you invest through an individual retirement account, 401(k) plan, or other tax-deferred account.

Payments to Insurance Companies, Broker-Dealers, and Other Financial Intermediaries

The fund is generally available only through variable annuity or variable life insurance contracts. The fund and/or its related companies may pay the insurance company or intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary , or may be a factor considered by the insurance company, when recommending a variable insurance product or the fund over another investment or including the fund as an underlying investment option in a variable contract. Ask your insurance company or financial intermediary, or visit your insurance company’s or financial intermediary’s website, for more information.

T. Rowe Price	4

T. Rowe Price Account Information	2

As an investor in a T. Rowe Price fund through your variable annuity or variable life insurance contract, you will want to know about the following policies and procedures that apply to the funds. For instructions on how to purchase and redeem shares, read the insurance contract prospectus.

 Pricing Shares and Receiving Sale Proceeds

Shares of the fund are designed to be offered to insurance company separate accounts established for the purpose of funding variable annuity and life insurance contracts. Variable annuity and variable life contract holders or participants are not the shareholders of the fund. Rather, the separate account of the insurance company is the shareholder. The variable annuity and variable life contracts are described in separate prospectuses issued by the insurance companies. The fund assumes no responsibility for such prospectuses, or variable annuity or variable life contracts.

Shares of the fund are sold and redeemed without the imposition of any sales commission or redemption charge. However, certain other charges may apply to annuity or life contracts. Those charges are disclosed in the insurance contract prospectus.

Your ability to exchange from this fund to any other T. Rowe Price fund that serves as an investment option under your insurance contract is governed by the terms of that contract and the insurance contract prospectus, as well as the fund’s excessive trading policy described in this section.

How and When Shares Are Priced

The share price (also called “net asset value” ) for a fund is calculated at the close of the New York Stock Exchange, normally 4 p.m. ET, each day that the exchange is open for business. To calculate the net asset value, the fund’s assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. Market values are used to price stocks and bonds. Market values represent the prices at which securities actually trade or evaluations based on the judgment of the fund’s pricing services. If a market value for a security is not available, the fund will make a good faith effort to assign a fair value to the security by taking into account factors that have been approved by the fund’s Board of Directors. This value may differ from the value the fund receives upon sale of the securities. Amortized cost is used to price securities held by money funds and certain other debt securities held by a fund. Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

Non-U.S. equity securities are valued on the basis of their most recent closing market prices at 4 p.m. ET except under the circumstances described below. Most foreign markets close before 4 p.m. ET. For securities primarily traded in the Far East, for example, the most recent closing prices may be as much as 15 hours old at 4 p.m. ET. If a fund determines that developments between the close of a foreign market and 4 p.m. ET will, in its judgment, materially affect the value of some or all of the fund’s securities, the fund will adjust the previous closing prices to reflect what it believes to be the fair value of the securities as of 4 p.m. ET. In deciding whether to make these adjustments, the fund reviews a variety of factors, including developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. The fund may also fair value securities in other situations, for example, when a particular foreign market is closed but the fund is open. The fund uses outside pricing services to provide it with closing market prices and information used for adjusting those prices. The fund cannot predict how often it will use closing prices and how often it will adjust those prices. As a means of evaluating its fair value process, the fund routinely compares closing market prices, the next day’s opening prices in the same markets, and adjusted prices. Other mutual funds may adjust the prices of their securities by different amounts.

How Your Purchase, Sale, or Exchange Price Is Determined

Purchases

The insurance companies purchase shares of the fund for their separate accounts, using premiums allocated by the contract holders or participants. Shares are purchased at the net asset value next determined after the insurance company receives the premium payment in acceptable form. Initial and subsequent payments allocated to the fund are subject to the limits stated in the insurance contract prospectus issued by the insurance company.

When authorized by the fund, certain financial institutions or retirement plans purchasing fund shares on behalf of customers or plan participants through Financial Institution Services or Retirement Plan Services may place a purchase order unaccompanied by payment. Payment for these shares must be received by the time designated by the fund (not to exceed the period established for settlement under applicable regulations). If payment is not received by this time, the order may be canceled. The financial institution or retirement plan is responsible for any costs or losses incurred by the fund or T. Rowe Price if payment is delayed or not received.

T. Rowe Price Account Information	5

Redemptions

The insurance companies redeem shares of the fund to make benefit or surrender payments under the terms of its contracts. Redemptions are processed on any day on which the New York Stock Exchange is open and are priced at the fund’s net asset value next determined after the insurance company receives a surrender request in acceptable form.

Note: The time at which transactions and shares are priced and the time until which orders are accepted may be changed in case of an emergency or if the New York Stock Exchange closes at a time other than 4 p.m. ET. There may be times when you are unable to contact us by telephone or access your account online due to extreme market activity, the unavailability of the T. Rowe Price website, or other circumstances. Should this occur, your order must still be placed and accepted prior to the time the New York Stock Exchange closes to be priced at that business day’s net asset value.

How You Can Receive the Proceeds From a Sale

Payment for redeemed shares will be made promptly, but in no event later than seven calendar days after receipt of your redemption order. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Investment Company Act of 1940 . The amount received upon redemption of the shares of the fund may be more or less than the amount paid for the shares, depending on the fluctuations in the market value of the assets owned by the fund.

Under certain limited circumstances, the Board of Directors of a money fund may elect to suspend redemptions and postpone payment of redemption proceeds in order to facilitate an orderly liquidation of the money fund.

Excessive and Short-Term Trading

T. Rowe Price may bar excessive and short-term traders from purchasing shares.

Excessive or short-term trading in fund shares may disrupt management of a fund and raise its costs. Short-term traders in funds investing in foreign securities may seek to take advantage of an anticipated difference between the price of the fund’s shares and price movements in overseas markets (see Pricing Shares and Receiving Sale Proceeds —How and When Shares Are Priced). While there is no assurance that T. Rowe Price can prevent all excessive and short-term trading, the Boards of Directors of the T. Rowe Price funds have adopted the following policies to deter such activity. Persons trading directly with T. Rowe Price or indirectly through intermediaries in violation of these policies or persons believed to be short-term traders may be barred for a minimum of 90 calendar days or permanently from further purchases of T. Rowe Price funds. Purchase transactions placed by such persons are subject to rejection without notice.

 These policies apply to contract holders notwithstanding any provisions in your insurance contract.

•     All persons purchasing shares held directly with a T. Rowe Price fund who make more than one purchase followed by one sale or one sale followed by one purchase involving the same fund within any 90-day calendar period will violate the policy.

•     All persons purchasing fund shares held through an insurance company who hold the shares for less than 90 calendar days will violate the policy.

A fund may, in its discretion, reject any purchase or exchange from a person whose trading activity could dilute the value of the fund’s shares, including trading by persons acting collectively (e.g., following the advice of a newsletter). Such persons may be barred from further purchases of T. Rowe Price funds either permanently or for a minimum of 90 days.

Omnibus Accounts

Intermediaries often establish omnibus accounts in the T. Rowe Price funds for their customers. In such situations, T. Rowe Price cannot always monitor trading activity by underlying contract holders. However, T. Rowe Price reviews trading activity at the omnibus account level and looks for activity that indicates potential excessive or short-term trading. If it detects suspicious trading activity, T. Rowe Price contacts the intermediary to determine whether the excessive trading policy has been violated and may request and receive personal identifying information and transaction histories for some or all contract holders to make this determination. If T. Rowe Price believes that its excessive trading policy has been violated, it will instruct the intermediary to take action with respect to the underlying contract holder in accordance with the policy.

Exceptions to Policy

Systematic purchases and redemptions are exempt from these policies. Redemptions to fund the periodic deduction of contract charges and fees and to pay death benefits are also exempt. Transactions in certain rebalancing and asset allocation programs may be exempt from the excessive trading policy subject to prior written approval by designated persons at T. Rowe Price.

T. Rowe Price	6

 In addition, transactions by certain T.  Rowe Price funds in other T. Rowe Price funds, as well as certain transactions by approved accounts managed by T. Rowe Price, may also be exempt.

T. Rowe Price generally seeks to enforce its excessive trading policies against individual contract holders when violations of its policies are discovered. The terms of your insurance contract may also restrict your ability to trade between the investment options available under your contract. T. Rowe Price may modify the 90-day policy set forth above and apply your insurance company’s excessive trading policy (for example, in situations where an insurance contract or insurance company has restrictions on trading that differ from a T. Rowe Price fund’s policy). These modifications would be authorized only if the fund believes that the modified policy would provide protection to the fund that is reasonably equivalent to the fund’s regular policy.

 If you are trading your fund shares through an intermediary, you should consult with the intermediary to determine the excessive trading policy that applies to your trades in the fund.

There may be limitations on the ability of insurance companies to impose restrictions on the trading practices of certain contract holders. As a result, T. Rowe Price’s ability to discourage excessive trading practices in this fund may be limited.

There is no guarantee that T. Rowe Price will be able to detect or prevent excessive or short-term trading.

  Rights Reserved by the Funds

T. Rowe Price funds and their agents, in their sole discretion, reserve the following rights: (1) to waive or lower investment minimums; (2) to accept initial purchases by telephone; (3) to refuse any purchase or exchange order; (4) to cancel or rescind any purchase or exchange order placed through an intermediary, no later than the business day after the order is received by the intermediary (including, but not limited to, orders deemed to result in excessive trading, market timing, or 5% ownership); (5) to cease offering fund shares at any time to all or certain groups of investors; (6) to freeze any account and suspend account services when notice has been received of a dispute regarding the ownership of the account or a legal claim against an account, or there is reason to believe a fraudulent transaction may occur; (7) to otherwise modify the conditions of purchase and modify or terminate any services at any time; (8) to waive any wire fees charged to a group of shareholders; (9) to act on instructions reasonably believed to be genuine; (10) to involuntarily redeem your account at the net asset value calculated the day the account is redeemed, in cases of threatening conduct, suspected fraudulent or illegal activity, or if the fund or its agent is unable, through its procedures, to verify the identity of the person(s) or entity opening an account; and (11) for money funds, to suspend redemptions and postpone the payment of proceeds to facilitate an orderly liquidation of the fund.

In an effort to protect T. Rowe Price funds from the possible adverse effects of a substantial redemption in a large account, as a matter of general policy, no contract holder or participant or group of contract holders or participants controlled by the same person or group of persons will knowingly be permitted to purchase in excess of 5% of the outstanding shares of the fund, except upon approval of the fund’s management.

 Dividends and Other Distributions

For a discussion of the tax status of your variable annuity contract, please refer to the insurance contract prospectus.

Dividends and Other Distributions

The policy of the fund is to distribute, to the extent possible, all net investment income and realized capital gains to its shareholders, which are the separate accounts established by the various insurance companies in connection with their issuance of variable annuity and variable life contracts. Dividends from net investment income are declared daily and paid monthly for the Limited-Term Bond and Prime Reserve Portfolios; declared and paid quarterly for the Equity Income, Equity Index 500, and Personal Strategy Balanced Portfolios; and declared and paid annually for all other portfolios. All fund distributions made to a separate account will be reinvested automatically in additional fund shares, unless a shareholder (separate account) elects to receive distributions in cash. Under current law, dividends and distributions made by the fund to separate accounts generally are not taxable to the separate accounts, the insurance company, or the contract holder, provided that the separate account meets the diversification requirements of Section 817(h) of the Internal Revenue Code of 1986, as amended (Code), and other tax-related requirements are satisfied. The fund intends to diversify its investments in the manner required under Code Section 817(h).

T. Rowe Price Account Information	7

T. Rowe Price	8

More About the Fund	3

Organization and Management

How is the fund organized?

T. Rowe Price International Series, Inc. (the “corporation”) was incorporated in Maryland in 1994.
 Currently, the corporation consists of one series, the International Stock Portfolio.

The International Stock Portfolio is managed in a manner similar to the T. Rowe Price International Stock Fund, a fund with the same objective and investment program as the portfolio but offered to the general public and not to insurance company separate accounts. However, investors should be aware that the International Stock Portfolio is not the same as the T. Rowe Price International Stock Fund and will not have the same performance. Investments made by the International Stock Portfolio at any given time may not be the same as those made by the T. Rowe Price International Stock Fund. Different performance will result due to factors such as differences in the cash flows into and out of the funds, different fees and expenses, and differences in net assets and size of holdings.

What is meant by “shares”?

Contract holders and participants indirectly (through the insurance company separate account) purchase shares when they put money in a fund offered as an investment option in their insurance contracts. These shares are part of a fund’s authorized capital stock, but share certificates are not issued.

Each share and fractional share entitles the shareholder (the insurance company separate account) to cast one vote per share on certain fund matters, including the election of fund directors, changes in fundamental policies, or approval of changes in the fund’s management contract.

The shares of the fund have equal voting rights. The various insurance companies own the outstanding shares of the fund in their separate accounts. These separate accounts are registered under the Investment Company Act of 1940 or are exempted from registration thereunder. Under current law, the insurance companies must vote the shares held in registered separate accounts in accordance with voting instructions received from variable contract holders or participants having the right to give such instructions.

Do T. Rowe Price funds have annual shareholder meetings?

The funds are not required to hold annual meetings and, to avoid unnecessary costs to fund shareholders, do not do so except when certain matters, such as a change in fundamental policies, must be decided. In addition, shareholders representing at least 10% of all eligible votes may call a special meeting for the purpose of voting on the removal of any fund director . If a meeting is held and you cannot attend, you can vote by proxy. Before the meeting, the insurance company will send or make available to you the fund’s proxy materials that explain the issues to be decided and include instructions on voting.

Who runs the fund?

General Oversight

The fund is governed by a Board of Directors that meets regularly to review fund investments, performance, expenses, and other business affairs. The Board elects the fund’s officers. At least 75% of Board members are independent of T. Rowe Price .

All decisions regarding the purchase and sale of fund investments are made by T. Rowe Price –specifically by the fund’s portfolio manager .

Investment Adviser

T. Rowe Price is the fund’s investment adviser and oversees the selection of the fund’s investments and management of the fund’s portfolio. T. Rowe Price is a SEC-registered investment adviser that provides investment management services to individual and institutional investors , and sponsors and serves as adviser and sub -adviser to registered investment companies , institutional separate accounts , and common trust funds. The address for T. Rowe Price is 100 East Pratt Street, Baltimore, Maryland 21202. As of December 31, 2010, T.  Rowe Price and its affiliates (the “Firm”) managed approximately $482 billion for more than 11 million individual and institutional investor accounts.

T. Rowe Price has entered into a sub -advisory agreement with T. Rowe Price International under which T. Rowe Price International is authorized to trade securities and make discretionary investment decisions on behalf of the fund. T. Rowe Price International is an investment adviser registered or licensed with the SEC, United Kingdom Financial Services Authority, Financial Services Agency of Japan, and other non-U.S. regulatory authorities. T. Rowe Price International sponsors and serves as adviser to foreign collective investment schemes and provides investment management services to investment companies and other institutional investors. T. Rowe Price International is headquartered in London and has several branch offices around the world. T. Rowe Price International is a direct subsidiary of T. Rowe Price and its address is 60 Queen Victoria Street, London EC4N 4TZ, United Kingdom. T. Rowe Price may pay T. Rowe Price International up to 60% of the management fee that T. Rowe Price receives from the fund.

More About the Fund	9

Portfolio Management

T. Rowe Price has established an Investment Advisory Committee with respect to the fund. The committee chairman has day-to-day responsibility for managing the fund’s portfolio and works with the committee in developing and executing the fund’s investment program. The members of the committee are as follows: Robert W. Smith, Chairman, Mark C.J. Bickford-Smith, Richard N. Clattenburg, David J. Eiswert, Robert N. Gensler, M. Campbell Gunn, Gonzalo Pangaro, Sebastian Schrott, and Dean Tenerelli. The following information describes the chairman’s experience during the past five years and provides the year that the chairman first joined the Firm. Mr. Smith has been chairman of the committee since 2007. He joined the Firm in 1992, and his investment experience dates from 1987. He has served as a portfolio manager throughout the past five years. The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of fund shares.

The Management Fee

The fund pays T. Rowe Price an annual fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring or extraordinary items. The fee is based on fund average daily net assets and is calculated and accrued daily. The fee for the fund for the most recent fiscal year was 1.05%.

In addition, from time to time, T. Rowe Price may make payments from its own resources to eligible insurance companies for recordkeeping and administrative services they provide to the fund for contract holders. These payments range from 0.15% to 0.25% of the average annual total assets invested by the separate accounts of the insurance company in the fund. T. Rowe Price may also reimburse insurance companies, broker-dealers, and other distributors for certain bona fide selling expenses associated with distribution of the insurance contracts in which the fund serves as an investment option. All payments described by this paragraph are paid by T. Rowe Price and not by the fund. As a result, the total expense ratio of the fund will not be affected by any such payments.

A discussion about the factors considered by the Board and its conclusions in approving the fund’s investment management contract with T. Rowe Price appears in the fund’s semiannual report to contract holders for the period ended June 30.

Variable Annuity Contracts and Variable Life Insurance Charges

Variable annuity and variable life fees and charges imposed on contract holders and participants by the insurance companies are in addition to those described previously and are described in the variable annuity and variable life contract prospectuses.

Variable Annuity Contracts and Variable Life Insurance Conflicts

The fund may serve as an investment medium for both variable annuity contracts and variable life insurance policies. Shares of the fund may be offered to separate accounts established by any number of insurance companies. The fund currently does not foresee any disadvantages to variable annuity contract owners due to the fact that the fund may serve as an investment medium for both variable life insurance policies and annuity contracts; however, due to differences in tax treatment or other considerations, it is theoretically possible that the interests of owners of annuity contracts and insurance policies for which the fund serves as an investment medium might at some time be in conflict. The fund’s Board of Directors is required to monitor events to identify any material conflicts between variable annuity contract owners and variable life policy owners, and will determine what action, if any, should be taken in the event of such a conflict. If such a conflict were to occur, an insurance company participating in the fund might be required to redeem the investment of one or more of its separate accounts from the fund. This might force the fund to sell securities at disadvantageous prices.

  MORE INFORMATION ABOUT THE FUND AND ITS INVESTMENT RISKS

Consider your investment goals, your time horizon for achieving them, and your tolerance for risk. If you want to diversify your domestic stock portfolio by adding a fund with investments  mainly in foreign stocks and are comfortable with the risks that accompany foreign investments, the fund could be an appropriate part of your overall investment strategy.

T. Rowe Price	10

Investing abroad increases the opportunities available to you. Some foreign countries may have greater potential for economic growth than the U.S. Investing a portion of your overall portfolio in foreign stock funds can enhance your diversification while providing the opportunity to increase long-term returns.

Portfolio managers keep close watch on individual investments as well as on political and economic trends in each country and region. Holdings are adjusted according to the manager’s analysis and outlook. The impact of unfavorable developments in a particular country may be reduced when investments are spread among many countries. However, the economies and financial markets of countries in a certain region may be influenced heavily by one another.

As with any mutual fund, there can be no guarantee the fund will achieve its objective. The fund’s share price may decline. Loss of money is a risk of investing in the fund. Some particular risks affecting the fund include the following:

As with all stock funds, a fund’s share price can fall because of weakness in one or more of its primary equity markets, a particular industry, or specific holdings. Stock markets can decline for many reasons, including adverse political or economic developments, changes in investor psychology, or heavy institutional selling. The prospects for an industry or company may deteriorate because of a variety of factors, including disappointing earnings or changes in the competitive environment. In addition, our assessment of companies held in a fund may prove incorrect, resulting in losses or poor performance, even in rising markets.

Funds that invest overseas generally carry more risk than funds that invest strictly in U.S. assets. Some particular risks affecting this fund include the following:

Currency risk   This refers to a decline in the value of a foreign currency versus the U.S. dollar, which reduces the dollar value of securities denominated in that foreign currency. The overall impact on a fund’s holdings can be significant, unpredictable, and long-lasting, depending on the currencies represented in the fund’s portfolio and how each foreign currency appreciates or depreciates in relation to the U.S. dollar and whether currency positions are hedged. Under normal conditions, the funds do not engage in extensive foreign currency hedging programs. Further, exchange rate movements are volatile, fund attempts at hedging could be unsuccessful, and it is not possible to effectively hedge the currency risks of many emerging market countries.

Other risks of foreign investing   Risks can result from varying stages of economic and political development, differing regulatory environments, trading days, accounting standards, uncertain tax laws, and higher transaction costs of non-U.S. markets. Investments outside the United States could be subject to governmental actions such as capital or currency controls, nationalization of a company or industry, expropriation of assets, or imposition of high taxes. A trading market may close without warning for extended time periods, preventing a fund from buying or selling securities in that market.

Emerging markets risk   To the extent the fund invests in emerging markets, it is subject to greater risk than a fund investing only in developed markets. The economic and political structures of developing countries, in most cases, do not compare favorably with the U.S. or other developed countries in terms of wealth and stability, and their financial markets often lack liquidity. Fund performance will likely be hurt by exposure to countries in the midst of hyperinflation, currency devaluation, trade disagreements, sudden political upheaval, or interventionist government policies. Significant buying or selling by a few major investors may also heighten the volatility of emerging markets. These factors make investing in such countries significantly riskier than investing in other countries, and any one of these factors could cause the fund’s share price to decline.

Some of the principal tools we use to try to reduce overall risk include intensive research and limiting exposure to any one industry or company. While most assets will be invested in common stocks, other strategies may be employed that are not considered part of a fund’s principal investment strategies.

More About the Fund	11

For instance, currency hedging techniques may be used from time to time. A fund may also invest, to a limited extent, in derivatives such as futures and forward foreign currency exchange contracts. Any investments in futures would typically serve as an efficient means of gaining exposure to certain markets or as a cash management tool to maintain liquidity while being invested in the market. Forward foreign currency exchange contracts would primarily be used to help protect a fund’s holdings from unfavorable changes in foreign currency exchange rates. To the extent the fund uses futures and foreign currency exchange contracts, it is exposed to potential volatility and losses greater than direct investments in the contract’s underlying assets, and the risk that anticipated currency movements will not be accurately predicted.

Recent legislation calls for a new regulatory framework for the derivatives markets. The extent and impact of new regulations are not yet known and may not be known for some time. New regulations may make the use of derivatives by funds more costly, may limit the availability of certain types of derivatives, and may otherwise adversely affect the value or performance of derivatives used by funds.

The Statement of Additional Information contains more detailed information about the fund and its investments, operations, and expenses.

 Investment Policies and Practices

This section takes a detailed look at some of the types of fund securities and the various kinds of investment practices that may be used in day-to-day portfolio management. Fund investments are subject to further restrictions and risks described in the Statement of Additional Information.

Shareholder approval is required to substantively change fund objectives. Shareholder approval is also required to change certain investment restrictions noted in the following section as “fundamental policies.” Portfolio managers also follow certain “operating policies” that can be changed without shareholder approval. Shareholders will receive at least 60 days’ prior notice of any change in policy requiring the fund to normally invest at least 80% of net assets in common stocks of non-U.S. companies.

Fund holdings of certain kinds of investments cannot exceed maximum percentages of total assets, which are set forth in this prospectus. For instance, fund investments in certain derivatives are limited to 10% of total assets. While these restrictions provide a useful level of detail about fund investments, investors should not view them as an accurate gauge of the potential risk of such investments. For example, in a given period, a 5 % investment in derivatives could have significantly more of an impact on a fund’s share price than its weighting in the portfolio. The net effect of a particular investment depends on its volatility and the size of its overall return in relation to the performance of all other fund investments.

Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time a fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of a fund’s securities may change after they are purchased, and this may cause the amount of a fund’s assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction. If any of these changes occur, it would not be considered a violation of the investment restriction and will not require the sale of an investment if it was proper at the time it was made (this exception does not apply to a fund’s borrowing policy). However, purchases by a fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

Changes in fund holdings, fund performance, and the contribution of various investments are discussed in the shareholder reports sent to you by your insurance company.

Fund managers have considerable discretion in choosing investment strategies and selecting securities they believe will help achieve fund objectives.

Types of Portfolio Securities

In seeking to meet its investment objective, fund investments may be made in any type of security or instrument (including certain potentially high-risk derivatives described in this section) whose investment characteristics are consistent with its investment program. The following pages describe various types of fund securities and investment management practices.

Diversification   As a fundamental policy, the fund will not purchase a security if, as a result, with respect to 75% of its total assets, more than 5% of the fund’s total assets would be invested in securities of a single issuer or more than 10% of the outstanding voting securities of the issuer would be held by the fund.

T. Rowe Price	12

Fund investments are primarily in common stocks and, to a lesser degree, other types of securities as described below.

Common and Preferred Stocks

Stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stock in its claim on income for dividend payments and on assets should the company be liquidated. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. Unlike common stock , preferred stock does not ordinarily carry voting rights. While most preferred stocks pay a dividend, a fund may decide to purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend. The fund may purchase American Depositary Receipts and Global Depositary Receipts , which are certificates evidencing ownership of shares of a foreign issuer. American Depositary Receipts and Global Depositary Receipts trade on established markets and are alternatives to directly purchasing the underlying foreign securities in their local markets and currencies. Such investments are subject to many of the same risks associated with investing directly in foreign securities.

Convertible Securities and Warrants

Investments may be made in debt or preferred equity securities convertible into, or exchangeable for, equity securities. Traditionally, convertible securities have paid dividends or interest at rates higher than common stocks but lower than nonconvertible securities. They generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, but to a lesser degree than common stock. Some convertible securities combine higher or lower current income with options and other features. Warrants are options to buy, directly from the issuer, a stated number of shares of common stock at a specified price anytime during the life of the warrants (generally, two or more years). Warrants can be highly volatile, have no voting rights, and pay no dividends.

Participation Notes (P-notes)

The fund may gain exposure to securities traded in foreign markets through investments in P-notes. P-notes are generally issued by banks or broker-dealers and are designed to offer a return linked to an underlying common stock or other security. An investment in a P-note involves additional risks beyond the risks normally associated with a direct investment in the underlying security. While the holder of a P-note is entitled to receive from the broker-dealer or bank any dividends paid by the underlying security, the holder is not entitled to the same rights (e.g., voting rights) as a direct owner of the underlying security. P-notes are considered general unsecured contractual obligations of the banks or broker-dealers that issue them as the counterparty. As such, the fund must rely on the creditworthiness of the counterparty for its investment returns on the P-notes and would have no rights against the issuer of the underlying security. Additionally, there is no assurance that there will be a secondary trading market for a P-note or that the trading price of a P-note will equal the value of the underlying security.

Operating policy   Fund investments in P-notes are limited to 20 % of total assets.

Fixed Income Securities

From time to time, a fund may invest in corporate and government fixed income securities as well as below investment-grade bonds, commonly referred to as “junk” bonds. These securities would be purchased in companies that meet fund investment criteria. The price of a fixed income security fluctuates with changes in interest rates, generally rising when interest rates fall and falling when interest rates rise. Below investment-grade bonds, or junk bonds, can be more volatile and have greater risk of default than investment-grade bonds.

Futures and Options

Futures, a type of potentially high-risk derivative, are often used to manage or hedge risk because they enable the investor to buy or sell an asset in the future at an agreed-upon price. Options, another type of potentially high-risk derivative, give the investor the right (when the investor purchases the option), or the obligation (when the investor “writes” or sells the option), to buy or sell an asset at a predetermined price in the future. Futures and options contracts may be bought or sold for any number of reasons, including: to manage exposure to changes in securities prices and foreign currencies; as an efficient means of increasing or decreasing a fund’s exposure to certain markets; in an effort to enhance income; to protect the value of portfolio securities; and to serve as a cash management tool. Call or put options may be purchased or sold on securities, futures, and financial indices.

Futures contracts and options may not always be successful hedges; their prices can be highly volatile; using them could lower fund total return; and the potential loss from the use of futures can exceed a fund’s initial investment in such contracts.

Operating policies   Initial margin deposits on futures and premiums on options used for non-hedging purposes will not exceed 5% of net asset value. The total market value of securities covering call or put options may not exceed 25% of total assets. No more than 5% of total assets will be committed to premiums when purchasing call or put options.

Hybrid Instruments

These instruments (a type of potentially high-risk derivative) can combine the characteristics of securities, futures, and options. For example, the principal amount, redemption, or conversion terms of a security could be related to the market price of some commodity, currency, securities, or securities index. Such securities may or may not bear interest or pay dividends. Under certain conditions, the redemption value of a hybrid could be zero.

More About the Fund	13

Hybrids can have volatile prices and limited liquidity, and their use may not be successful.

Operating policy   Fund investments in hybrid instruments are limited to 10% of total assets.

Investments in Other Investment Companies

A fund may invest in other investment companies, including open-end funds, closed-end funds, and exchange-traded funds .

A fund may purchase the securities of another investment company to temporarily gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class. The fund might also purchase shares of another investment company to gain exposure to the securities in the investment company’s portfolio at times when the fund may not be able to buy those securities directly. Any investment in another investment company would be consistent with the fund’s objective and investment program.

The risks of owning another investment company are generally similar to the risks of investing directly in the securities in which that investment company invests. However, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the fund’s performance. In addition, because closed-end funds and exchange-traded funds trade on a secondary market, their shares may trade at a premium or discount to the actual net asset value of their portfolio securities and their shares may have greater volatility because of the potential lack of liquidity .

As a shareholder of an investment company not sponsored by T.  Rowe Price, the fund must pay its pro-rata share of that investment company’s fees and expenses. The fund’s investments in non-T.  Rowe Price investment companies are subject to the limits that apply to investments in other funds under the Investment Company Act of 1940 or under any applicable exemptive order.

A fund may also invest in certain other T.  Rowe Price funds as a means of gaining efficient and cost-effective exposure to certain asset classes, provided the investment is consistent with the fund’s investment program and policies. Such an investment could allow the fund to obtain the benefits of a more diversified portfolio than might otherwise be available through direct investments in the asset class, and will subject the fund to the risks associated with the particular asset class. Examples of asset classes in which other T.  Rowe Price mutual funds concentrate their investments include high yield bonds, floating rate loans, international bonds, emerging market bonds, and emerging market stocks. If the fund invests in another T.  Rowe Price fund, the management fee paid by the fund will be reduced to ensure that the fund does not incur duplicate management fees as a result of its investment.

Illiquid Securities

Some fund holdings may be considered illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold in the ordinary course of business within seven days at approximately the prices at which they are valued. The determination of liquidity involves a variety of factors. Illiquid securities may include private placements that are sold directly to a small number of investors, usually institutions. Unlike public offerings, such securities are not registered with the SEC . Although certain of these securities may be readily sold, for example under Rule 144A of the Securities Act of 1933, others may have resale restrictions and can be illiquid. The sale of illiquid securities may involve substantial delays and additional costs, and a fund may only be able to sell such securities at prices substantially less than what it believes they are worth.

Operating policy   Fund investments in illiquid securities are limited to 15% of net assets.

Types of Investment Management Practices

Reserve Position

A certain portion of fund assets will be held in reserves. Fund reserve positions can consist of: 1 ) shares of one or both of the T. Rowe Price internal money funds; 2) short-term, high-quality U.S. and foreign dollar-denominated money market securities, including repurchase agreements; and 3 ) U.S. dollar or non-U.S. dollar currencies. For temporary, defensive purposes, there is no limit on a fund’s holdings in reserves. If a fund has significant holdings in reserves, it could compromise the fund’s ability to achieve its objectives. The reserve position provides flexibility in meeting redemptions, paying expenses, and in the timing of new investments and can serve as a short-term defense during periods of unusual market volatility. Non-U.S. dollar reserves are subject to currency risk.

Foreign Currency Transactions

The fund will normally conduct its foreign currency exchange transactions, if any, either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into forward contracts to purchase or sell foreign currencies. The fund will generally not enter into a forward contract with a term greater than one year.

The fund will generally enter into forward foreign currency exchange contracts only under two circumstances. First, the fund may “lock in” the U.S. dollar price of the security when it enters into a contract for the purchase or sale of a security denominated in a foreign currency. Second, when T. Rowe Price International believes that the currency of a particular foreign country may move substantially against another currency, it may enter into a forward contract to sell or buy the former foreign currency (or another currency that acts as a proxy for that currency). The contract may approximate the value of some or all of the fund’s portfolio securities denominated in such foreign currency. Under unusual circumstances, the fund may commit a substantial portion or the entire value of its portfolio to the consummation of these contracts. T. Rowe Price International will consider the effect such a commitment to forward contracts would have on the fund’s investment program and the flexibility of the fund to purchase additional securities. Although forward contracts will be used primarily to protect the fund from adverse currency movements, they also involve the risk that anticipated currency movements will not be accurately predicted, and fund total return could be adversely affected as a result.

T. Rowe Price	14

There are some markets where it is not possible to engage in effective foreign currency hedging. This is generally true, for example, for the currencies of various emerging markets where the foreign exchange markets are not sufficiently developed to permit hedging activity to take place.

Tax Consequences of Hedging

Hedging may result in the application of the mark-to-market and straddle provisions of the Internal Revenue Code. These provisions could result in an increase (or decrease) in the amount of taxable dividends paid by the fund and could affect whether dividends paid are classified as capital gains or ordinary income.

Borrowing Money and Transferring Assets

A fund may borrow from banks, other persons, and other T.  Rowe Price funds for temporary emergency purposes to facilitate redemption requests, or for other purposes consistent with fund policies as set forth in this prospectus. Such borrowings may be collateralized with fund assets, subject to restrictions.

Fundamental policy  Borrowings may not exceed 33 1/3% of total assets.

Operating policy   A fund will not transfer portfolio securities as collateral except as necessary in connection with permissible borrowings or investments, and then such transfers may not exceed 33 1/3% of total assets. A fund will not purchase additional securities when borrowings exceed 5% of total assets.

Lending of Portfolio Securities

A fund may lend its securities to broker-dealers, other institutions, or other persons to earn additional income. Risks include the potential insolvency of the broker-dealer or other borrower that could result in delays in recovering securities and capital losses. Additionally, losses could result from the reinvestment of collateral received on loaned securities in investments that default or do not perform as well as expected.

Fundamental policy The value of loaned securities may not exceed 33 1/3%of total assets.

Portfolio Turnover

Turnover is an indication of frequency of trading. A fund will not generally trade in securities for short-term profits, but, when circumstances warrant, securities may be purchased and sold without regard to the length of time held. Each time a fund purchases or sells a security, it incurs a cost. This cost is reflected in its net asset value but not in its operating expenses. The higher the turnover rate, the higher the transaction costs and the greater the impact on a fund’s total return. Higher turnover can also increase the possibility of taxable capital gain distributions. The fund’s portfolio turnover rates are shown in the Financial Highlights table.

  DISCLOSURE OF FUND PORTFOLIO INFORMATION

Each T. Rowe Price fund’s portfolio holdings are disclosed on a regular basis in its semiannual and annual shareholder reports , and on Form N-Q, which is filed with the SEC within 60 days of the fund’s first and third fiscal quarter-end. The money funds file detailed month-end portfolio holdings information with the SEC each month. Such information will be made available to the public 60 days after the end of the month to which the information pertains. In addition, the funds disclose their calendar quarter-end portfolio holdings on troweprice.com 15 calendar days after each quarter. Under certain conditions, up to 5% of a fund’s holdings may be included in this portfolio list without being individually identified. Generally, securities would not be individually identified if they are being actively bought or sold and it is determined that the quarter-end disclosure of the holding could be harmful to the fund. A security will not be excluded for these purposes from a fund’s quarter-end holdings disclosure for more than one year. Money funds also disclose their month-end portfolio holdings on troweprice.com five business days after each month. The quarter-end portfolio holdings will remain on the website for one year and the month-end money fund portfolio holdings will remain on the website for six months. Each fund also discloses its 10 largest holdings on troweprice.com on the seventh business day after each month-end. These holdings are listed in alphabetical order along with the aggregate percentage of the fund’s total assets that these 10 holdings represent. Each monthly top 10 list will remain on the website for six months. A description of T. Rowe Price’s policies and procedures with respect to the disclosure of portfolio information is in the Statement of Additional Information.

More About the Fund	15

  Financial Highlights

The Financial Highlights table, which provides information about the fund’s financial history, is based on a single share outstanding throughout the periods shown. The table is part of the fund’s financial statements, which are included in its annual report and are incorporated by reference into the Statement of Additional Information (available upon request). The total returns in the table represent the rate that an investor would have earned or lost on an investment in the fund (assuming reinvestment of all dividends and distributions and no payment of any applicable account or redemption fees). The financial statements in the annual report were audited by the fund’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

T. Rowe Price	16

Financial Highlights

More About the Fund	17

	Year ended December 31
	2006*	2007*	2008*	2009*	2010*
Net asset value, beginning of period	$15.31	$17.97	$17.71	$8.24	$12.27
Income From Investment Operations
Net investment income	0.18	0.26	0.26	0.24	0.12
Net gains or losses on securities (both realized and unrealized)	2.74	2.01	(8.88)	4.07	1.65
Total from investment operations	2.92	2.27	(8.62)	4.31	1.77
Less Distributions
Dividends (from net investment income)	(0.20)	(0.28)	(0.29)	(0.28)	(0.12)
Distributions (from capital gains)	(0.06)	(2.25)	(0.56)	—	(0.04)
Total distributions	(0.26)	(2.53)	(0.85)	(0.28)	(0.16)
Net asset value, end of period	$17.97	$17.71	$8.24	$12.27	$13.88
Total return	19.09%	13.03%	(48.70)%	52.39%	14.46%
Ratios/Supplemental Data
Net assets, end of period (in thousands)	$508,167	$483,184	$202,480	$297,698	$320,758
Ratio of expenses to average net assets	1.05%	1.05%	1.05%	1.05%	1.05%
Ratio of net income to average net assets	1.13%	1.34%	1.83%	2.39%	0.96%
Portfolio turnover rate	62.7%	73.4%	60.4%	66.8%	57.4%

*   Per share amounts calculated using average shares outstanding method.

T. Rowe Price	18

A Statement of Additional Information for the T. Rowe Price family of funds has been filed with the SEC and is incorporated by reference into this prospectus. Further information about fund investments, including a review of market conditions and the manager’s recent investment strategies and their impact on performance, is available in the annual and semiannual shareholder reports. To obtain free copies of any of these documents, or for shareholder inquiries, contact your insurance company. Certain documents and updated performance information are available through troweprice.com.

Fund information and Statements of Additional Information are also available from the Public Reference Room of the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at
1-202-551-8090. Fund reports and other fund information are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the Public Reference Room, Washington, D.C. 20549-1520.

1940 Act File No. 811-07145 E301-040 5/1/11